SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

TEL: (212) 735-3000

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July 15, 2011

BY HAND AND VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CPI International, Inc. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-173372

Dear Ms. Ravitz:

On behalf of CPI International, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on June 20, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 5, 2011 (the “Comment Letter”).  The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Summary Historical and Pro Forma Financial Information, page 16

1.             We see that adjusted EBITDA includes adjustments for recurring cash operating expenses such as the Veritas management fee.  Please tell us your basis for removing recurring cash operating expenses in arriving at adjusted EBITDA.

As disclosed in the Registration Statement, the Company believes that Adjusted EBITDA is a useful financial metric to, among other things, assess its operating performance from period to period by excluding certain items that the Company believes are not representative of its core business.  The Company does not believe that the Veritas management fee is representative of its core business and therefore adjusts EBITDA for this payment when assessing its operations for business planning and other purposes.  The Company also believes it is useful for investors to assess the business in the same manner as the Company and when measuring the Company’s performance relative to that of its competitors.  The Company acknowledges that this adjustment does not fit squarely within Item 10(e) of Regulation S-K promulgated under the Securities Act of 1933, as amended.  However, the Staff has previously indicated that where adjustments to EBITDA contained in a covenant in a material debt agreement do not fit squarely within the parameters of Item 10(e), disclosure of the calculation of EBITDA as so adjusted may nonetheless be necessary for a company’s investors to fully understand its financial condition and/or liquidity.  The Company has revised the disclosure on pages iii, 18 and 47 to clarify that the calculation of Adjusted EBITDA as presented in the Registration Statement is also the basis for the calculations to determine compliance with various covenants contained in the indenture governing the notes and the senior secured credit facilities.  The Company views the indenture governing the notes and the senior secured credit facilities as material agreements and the covenants for which Adjusted EBITDA forms the basis of the calculation in those agreements as material terms of those agreements.  The calculation of Adjusted EBITDA, together with the other information presented in the prospectus, provides useful information to investors regarding the Company’s ability to engage in specified transactions, such as incurring additional indebtedness and making restricted payments, and to comply with specified financial covenants.  If the Company were not meeting the calculations based on Adjusted EBITDA contained in these agreements, the Company would not be able to engage in these specified activities affecting its liquidity and may be in default under the senior secured credit facilities.  As a result, the Company believes that providing this information to investors significantly enhances their ability to understand the Company’s financial condition and liquidity position.

Management’s Discussion and Analysis . . . , page 52

Results of Operations, page 56

2.             Please revise to present a separate discussion of results of operations for the Successor (CPI International Holdings Corp.) for the period from February 11, 2011 to April 1, 2011.  We see that you currently only discuss the combined periods.

The Company has revised the disclosure on pages 49, 54 and 55 in response to the Staff’s Comment.

Unaudited Condensed Consolidated Financial Statements of CPI International Holdings Corp.

Note 8. Contingencies, page 93

3.             We reference the statement that except for the claims specifically discussed in the footnote, “in the opinion of management, all such matters involve amounts that would not have a material adverse effect on the Company’s consolidated financial position if unfavorably resolved.”  Please revise to also provide an assessment of the expected impact of these matters on your operating results and cash flows.

The Company has revised the disclosure on pages F-37 and F-93 in response to the Staff’s Comment.

***

If you have any questions regarding the responses to the Comments or require additional information, please contact the undersigned at (212) 735-2950.

Yours very truly,

/s/ Jennifer A. Bensch

Cc:	Joel A. Littman Aslynn Hogue Mary Beth Breslin Kristin Lochhead Brian Cascio